DO ONLY GOOD CERTIFIED PET NUTRITION, LLC

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

The Board of Managers of
DO ONLY GOOD CERTIFIED PET NUTRITION, LLC
1623 Bridgegate Street
Westlake Village, CA 91361

Ladies and Gentlemen:

1. Background. The undersigned understands that Do Only Good Certified Pet Nutrition, LLC, a California limited liability (the "**Company**"), is conducting an offering (the "**Offering**") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C filed by the Company with the SEC and made available to the undersigned (the "**Form C**") and the Offering Statement, which is included therein (the "**Offering Statement**"). The Company is offering to both accredited and non-accredited investors up to 963,963 series A preferred units of membership interest (each a "**Unit**" and, collectively, the "**Units**") at a price of one dollar and eleven cents ($1.11) per Unit (the "**Purchase Price**"). The Units have the relative rights, preferences, privileges and priorities specified in the Amended and Restated Operating Agreement of the Company, as amended by the Certificate of Designation, which establishes the relative, participating, optional or other rights, qualifications, limitations and restrictions of the Units, a copy of which is attached hereto as **Exhibit A** (the "**Operating Agreement**"). The minimum amount or target amount to be raised in the Offering fifty thousand dollars ($50,001.06) (the "**Target Offering Amount**") and the maximum amount to be raised in the offering is one million, seventy thousand dollars ($1,069,998.93) (the "**Maximum Offering Amount**"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Units on a basis to be determined by the Company's management. The Company is offering the Units to prospective investors through the Wefunder crowdfunding portal (the "**Portal**"). The Portal is registered with the Securities and Exchange Commission (the "**SEC**"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal 7.5% of gross monies raised in the Offering. Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at www.wefunder.com.

2. Subscription. Subject to the terms of this Agreement and the Form C and related Offering Statement, the undersigned hereby subscribes to purchase the number of Units equal to the quotient of the undersigned's subscription amount divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and Offering Statement and as per the directions of the Portal through the Portal's website. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf. No investor may subscribe for a Unit in the

Offering after the Offering campaign deadline as specified in the Offering Statement and on the Portal's website (the "**Offering Deadline**").

3. <u>Closing</u>.

(a) <u>Closing</u>. Subject to this Section 3(b), the closing of the sale and purchase of the Units pursuant to this Agreement (the "**Closing**") shall take place through the Portal within five Business Days after the Offering Deadline (the "**Closing Date**").

(b) <u>Closing Conditions</u>. The Closing is conditioned upon satisfaction of all the following conditions:

(i) prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Units in an aggregate investment amount of at least the Target Offering Amount; and

(ii) at the time of the Closing, the Company shall have received into the escrow account established with the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Units having an aggregate investment amount of at least the Target Offering Amount.

4. <u>Termination of the Offering; Other Offerings</u>. The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

5. <u>Representations</u>. The undersigned represents and warrants to the Company and the Company's agents as follows:

(a) The undersigned understands and accepts that the purchase of the Units involves various risks, including the risks outlined in the Form C, the accompanying Offering Statement, and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Units; and the undersigned has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

(b) The undersigned acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the undersigned by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Units.

(c) Including the amount set forth on the signature page hereto, in the past 12 month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(d) The undersigned has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C and accompanying Offering Statement to make the decision to purchase the Units.

(e) The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Units. It is understood that information and explanations related to the terms and conditions of the Units provided in the Form C and accompanying Offering Statement or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Units, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Units. The undersigned acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Units for purposes of determining the undersigned's authority or suitability to invest in the Units.

(f)   The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and accompanying Offering Statement. The undersigned has had access to such information concerning the Company and the Units as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Units.

(g)   The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(h)   The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Units, without interest thereon, to the undersigned.

(i)   The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Units or made any finding or determination concerning the fairness or advisability of this investment.

(j)   The undersigned has up to 48 hours before the campaign end date to cancel the purchase and get a full refund.

(k)   The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Units or (ii) made any representation to the undersigned regarding the legality of an investment in the Units under applicable legal investment or similar laws or regulations. In deciding to purchase the Units, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Units is suitable and appropriate for the undersigned.

(l)   The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Units. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Units and the consequences of this Agreement. The undersigned has considered the suitability of the Units as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Units and its authority to invest in the Units.

(m)   The undersigned is acquiring the Units solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Units. The undersigned understands that the Units have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(n)   The undersigned understands that the Units are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Units only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Units, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Units become freely transferable, a secondary market in the Units may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Units for an indefinite period of time.

(o)   The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Units or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

6.   HIGH RISK INVESTMENT. **THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE UNITS INVOLVES A HIGH DEGREE OF RISK**. The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "IRS"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

7.   Company Representations. The undersigned understands that upon issuance of to the undersigned of any Units, the Company will be deemed to have made following representations and warranties to the undersigned as of the date of such issuance:

(a)   Limited Liability Company Power. The Company has been duly formed as a limited liability company under the laws of the State of California and, has all requisite legal and limited liability company power and authority to conduct its business as currently being conducted and to issue and sell the Units to the undersigned pursuant to this Agreement.

(b)   Enforceability. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c)   Valid Issuance. The Units, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the Operating Agreement, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

(d)   No Conflict. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Units will not result in any violation of, or conflict with, or constitute a default under, the Company's articles of organization or Operating Agreement, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

8.   Indemnification. The undersigned agrees to indemnify and hold harmless the Company and its directors, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the undersigned's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the undersigned's breach of any of the undersigned's representations and warranties contained herein.

9.   Market Stand-Off. If so requested by the Company or any representative of the underwriters (the "**Managing Underwriter**") in connection with any underwritten or Regulation A+ offering of securities of the Company under the Securities Act, the undersigned (including any successor or assign) shall not sell or otherwise transfer any Units or other securities of the Company during the 30-day period preceding and the 270-day period following the effective date of a registration or offering statement of the Company filed under the Securities Act for such public offering or Regulation A+ offering or underwriting (or such shorter period as may be requested by the Managing Underwriter and agreed to by the Company) (the "**Market Standoff Period**"). The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period.

10.   Notices. All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered, to the undersigned's address provided to the Portal or to the Company at the address set forth at the beginning of this Agreement, or such other place as the undersigned or the Company from time to time designate in writing.

11.   Governing Law. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of California without regard to the principles of conflicts of laws.

12.   Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

13.   Invalidity of Specific Provisions. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

14.   Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

15.   Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

16. <u>Electronic Execution and Delivery</u>. A digital reproduction, portable document format ("pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

[End of Page]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE] _____.

Number of Shares: [SHARES] _____

Aggregate Purchase Price: $[AMOUNT] _____

COMPANY:

Do Only Good Certified Pet Nutrition LLC
_____

Founder Signature
_____

Name: [FOUNDER_NAME] _____

Title: [FOUNDER_TITLE] _____

Read and Approved (For IRA Use Only):   **SUBSCRIBER:**

_____

Investor Signature

By: _____   By: _____

Name: [INVESTOR NAME] _____

Title: [INVESTOR TITLE] _____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[X] Not Accredited

EXHIBIT A

Amended and Restated Operating Agreement,

Including Certificate of Designation of Units

(See Attached)

AMENDED AND RESTATED

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

OF

DO ONLY GOOD CERTIFIED PET NUTRITION, LLC

THIS AMENDED AND RESTATED LIMITED LIABILITY COMPANY OPERATING AGREEMENT (the "**Agreement**") is entered into as of June 5, 2020, among Do Only Good Certified Pet Nutrition, LLC, a California limited liability company (the "**Company**") and the members listed on **Schedule A** to this Agreement (each a "**Member**," and collectively, together with each person or entity (a "**Person**") hereinafter becoming a party to this Agreement, the "**Members**").

RECITALS

A.   On July 8, 2016 the Articles of Organization (the "**Articles**") were filed with the Secretary of State of the State of California to form the Company as a limited liability company pursuant to and in accordance with California Revised Uniform Limited Liability Company Act (the "**Act**").

B.   On December 4, 2019 the members of the Company entered into a limited liability company operating agreement (such original agreement, the "**Original Agreement**"), which Original Agreement governs the affairs of the Company and the conduct of its business.

C.   Immediately prior to the effective time of this Agreement, there were outstanding a total of 1,800 units of membership interest in the Company consisting of 1,750 Class A Units of the Company and 50 Class B Units of the Company. The Class B Units were issued for no consideration and are treated as profits interests. The Members desire to effectuate a forward split of the outstanding Units so that each outstanding Unit becomes 1,000 Units and the Members desire that the outstanding Class A Units and Class B Units immediately prior to the effective time of this Agreement be reclassified as Common Units (as defined below) and P Units (as defined below), respectively. Accordingly, upon adoption of this Agreement by the Members, the number of outstanding Units will increase from 1,800 Units to 1,800,000 Units consisting of 1,750,000 Common Units and 50,000 P Units and the holdings of each of the Members will be as set forth on **Schedule A** to this Agreement.

D.   By executing this Agreement, each of the Members hereby (i) ratifies the formation of the Company and the filing of the Articles and (ii) continues the existence of the Company.

E.   Each of the Members hereby adopts this Agreement to set forth the terms governing the affairs of the Company and the conduct of its business.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual promises herein contained, the Original Agreement is hereby amended and restated to read in its entirety as follows:

1.   *Name*. The name of the Company is Do Only Good Certified Pet Nutrition, LLC. The Board (as defined below) may change the name of the Company from time to time without the consent of any Member by filing the requisite documents with the Secretary of State of the State of California or as otherwise required under applicable law.

2. ***Purpose and Powers***. The Company is formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Company is, to engage in the business of manufacture, distribution, marketing and sales of dog-related products and to engaging in any lawful act or activity for which limited liability companies may be formed under the Act and engaging in any and all activities necessary or incidental to the foregoing.

3. ***Registered Office***. The registered office of the Company shall be as from time to time set forth in the Articles, as amended.

4. ***Term***. The Company shall have a perpetual existence; *provided, however,* that the Company shall dissolve, and its affairs shall be wound up, at the election of the Members required for such under this Agreement or upon the occurrence of an event of dissolution under the Act; *provided, further, however,* that upon the occurrence of an event of dissolution under the Act, the Members may elect to continue the Company to the extent permitted under the Act.

5. ***Units***.

5.1. General. The membership interests in the Company shall be divided into three classes of interests referred to herein as "**Common Interests**," "**Preferred Interests**," and "**Profits Interests**." The Common Interests, the Preferred Interests and the Profits Interests shall be issued in unit increments (each a "**Unit**" and collectively, the "**Units**"). There shall be initially authorized Thirty Million (30,000,000) Units of Common Interests (the "**Common Units**"), Ten Million (10,000,000) Units of Preferred Interests (the "**Preferred Units**") and One Million (1,000,000) Units of Profits Interests (the "**P Units**"). The number and type of Units allocated to each Member is set forth on **Schedule A**. By reason of the application of the various provisions of this Agreement, the attributes of each Unit as to the other Units may or may not be identical. The Units may also be subject to vesting as determined by the Board. The Units shall not be certificated. The Board shall update **Schedule A** to reflect the issuance of additional Units or any transfers of Units made in compliance with the terms of this Agreement.

5.2. Creation of New Preferred Series. As of the date hereof, no Preferred Units are outstanding, the Board is authorized to designate that the authorized, but unissued, Preferred Units be divided into and issued from time to time in one or more new series as may be fixed and determined by the Board and the designations, preferences and relative, participating, optional or other rights, qualifications, limitations and restrictions of the Preferred Units of each such series shall be such as shall be determined by the Board in the exercise of its sole discretion and reflected in a written action or actions approved by the Board (each a "**Series Designation**"). Except as otherwise expressly set forth herein or in any Series Designation, each Series Designation may be adopted without any action of the Members and each Series Designation that is adopted by the Board shall be deemed to be (and shall automatically become) an amendment to this Agreement with the terms of such Series Designation being incorporated herein.

5.3. P Units. The Board shall have the right to issue P Units authorized by Section 5.1 representing profits interests to officers, directors, employees, independent contractors, or consultants of the Company or any subsidiary of the Company. Such P Units are intended to constitute "profits interests," as such term is used by Rev. Proc. 93-27 and Rev. Proc. 2001-43. Issuances of P Units pursuant to this Section are intended to be nontaxable to their recipients to the fullest extent permitted by law, although neither the Members nor the Company makes any representation as to the tax consequences of the issuance of P Units pursuant to this Section. The P Units when issued may (but are not required to) be subject to a vesting schedule which will be determined by the Board or a committee established by the Board. P Units shall have no right to vote on any matter presented to the Members for their vote or approval. The grant of P Units shall be set forth in an award agreement which shall set forth (i) the Threshold Amount (as defined below); (ii) any restrictions upon the transfer of the P Units beyond those set forth in this Agreement; (iii) if applicable, the vesting schedule of the P Units; and (iv) any other provisions determined by the Board or its designated committee. For purposes of this Agreement, "**Threshold Amount**" shall mean, with respect to any P Unit, the fair market value of a Common Unit as of the date of grant of the P Unit as determined by the Board ("**Fair Market Value**") and such determination of Fair Market Value shall be made by the Board in its sole discretion (and with the aid of a formal third party valuation report when deemed necessary or advisable by the Board in its sole discretion). P Members shall only share in any appreciation in the Fair Market Value of the Company from the date of issuance of such P Unit, to the extent of the distribution of Distributable Cash (as defined in Section 9) pursuant to Section 9 hereof, and not in any of the Fair Market Value of the Company accrued prior to the issuance of the P Unit.

        5.3.1.   Immediately prior to the issuance of each P Unit pursuant to this Agreement, the Capital Accounts (as defined in Section 8) of the Members (other than the Person receiving the P Units) shall be adjusted to reflect the then Fair Market Value of the Company's assets. Each P Unit issued shall entitle its record owner to share in the appreciation in the Fair Market Value of the Company's assets from the date of issuance of such P Unit.

        5.3.2.   Upon the execution by such Person of an award agreement, such person shall be admitted as a P Member of the Company and the percentage interests of all Members shall automatically be adjusted to reflect the issuance of such P Units.

        5.4.   Issuance of Additional Units. The Board is authorized, in its sole discretion, to issue additional Units for any Company purpose at any time and from time to time to such Persons for such consideration (which may be cash, property, services or any other lawful consideration) or for no consideration and on such terms and conditions as the Board shall determine, all without the approval of any Members, unless such approval is required by applicable law. Each Unit shall have the rights and be governed by the provisions set forth in this Agreement. Except to the extent expressly provided in this Agreement, no Units shall entitle any Member to any preemptive, preferential, or similar rights with respect to the issuance of Units.

        5.5.   Other Securities. The Board is authorized, in its sole discretion, to issue additional securities of the Company, which may include, without limitation, unsecured and secured debt obligations of the Company, debt obligations of the Company convertible into Units, options, rights or warrants to purchase Units, including equity-based awards to executives, employees, and consultants, or any combination of any of the foregoing, from time to time ("**Additional Securities**"), to any Persons on terms and conditions established in the sole and complete discretion of the Board, all without the approval of any Member, unless such approval is required by applicable law. Subject to Section 5.1, there shall be no limit on the number of other Additional Securities that may be so issued, and the Board shall have sole and complete discretion in determining the consideration and terms and conditions with respect to any future issuance of any such Additional Securities. **Schedule A** to this Agreement shall set forth all such Additional Securities and the Board shall update **Schedule A** as required from time to time.

6. *Management*.

  6.1. <u>General</u>. Subject to the terms and conditions set forth herein, including Section 6.5 below, responsibility for the management of the business and affairs of the Company shall be vested in a board of managers of the Company (the "**Board**") and the persons constituting the Board shall be the "managers" of the Company for all purposes of the Act (the "**Managers**").

  6.2. <u>Appointment and Removal of Managers</u>. The Managers shall be appointed by the holders of a majority of the outstanding voting Units (a "**Majority of Members**"). The number of Managers constituting the entire Board shall be at least one (1) or such greater or lesser number as the Board shall determine from time to time. The Managers need not be Members of the Company. A Manager may be removed and/or replaced by the affirmative vote or written consent of a Majority of Members. As of the date of this Agreement, the size of the Board shall be one (1) and the sole Manager shall be Royeric Pack. The Managers shall hold office until their respective successors are chosen and duly qualified in accordance with this Section 6.2.

  6.3. <u>Board Meetings</u>. The Company may hold meetings of the Board from time to time at the Company's principal offices or such other place as the Board shall designate. The Board shall meet as and when the members of the Board deem necessary. Such meetings shall be noticed, held and conducted in accordance with the following provisions.

   6.3.1. <u>Notice</u>. Regular meetings of the Board may be held at any time or date which has been designated by the Board and publicized among all Managers, either orally or in writing, including a voice-messaging system or other system designated to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other electronic means. No further notice shall be required for a regular meeting of the Board. Notice of the time and place of all special meetings of the Board shall be orally or in writing, by telephone, including a voice messaging system or other system or technology designated to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other electronic means, during normal business hours, at least twenty-four (24) hours before the date and time of the meeting. Notice of any meeting may be waived in writing or by electronic transmission at any time before or after the meeting and will be waived by any Manager by attendance thereat, except when the Manager attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

   6.3.2. <u>Quorum and Voting</u>. A quorum of the Board shall consist of a majority of the exact number of Managers fixed from time to time by the Board in accordance with Section 6.2; *provided, however,* at any meeting, whether a quorum be present or otherwise, a majority of the Managers present may adjourn from time to time until the time fixed for the next regular meeting of the Board, without notice other than by announcement at the meeting. All questions and business shall be determined by the affirmative vote of a majority of the Managers present at the meeting, unless a different vote be required by law, the Articles or this Agreement.

   6.3.3. <u>Meetings by Electronic Communications Equipment</u>. Any Manager may participate in a meeting by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

   6.3.4. <u>Action by Written Consent</u>. Any action required or permitted to be taken at any meeting of the Board may be taken without a meeting if a majority of the Managers consent thereto in writing or by electronic transmission (including by electronic mail), and such writing or writings or electronic transmission or transmissions are filed with the records of the meetings of the Board. Such consent shall be treated for all purposes as the act of the Board.

6.3.5. <u>Authority of the Board</u>. Subject to the provisions of this Agreement that require the consent or approval of one or more Members, the Board shall have the exclusive power and authority to manage the business and affairs of the Company and to make all decisions with respect thereto. Except as otherwise expressly provided in this Agreement, the Board or persons designated by the Board, including individual Managers or officers and agents appointed by the Board, shall be the only persons authorized to execute documents which shall be binding on the Company. To the fullest extent permitted by the Act, but subject to any specific provisions hereof granting rights to Members, the Board shall have the power to perform any acts, statutory or otherwise, with respect to the Company or this Agreement, which would otherwise be possessed by the Members under the Act, and the Members shall have no power whatsoever with respect to the management of the business and affairs of the Company. The power and authority granted to the Board hereunder shall include all those necessary, convenient or incidental for the accomplishment of the purposes of the Company and the exercise of the powers of the Company set forth in this Agreement and shall include the power to make all decisions with regard to the management, operations, assets, financing and capitalization of the Company, including the power and authority to undertake and make decisions concerning: (i) hiring and firing service providers, officers, attorneys, accountants, brokers, investment bankers and other advisors and consultants, (ii) opening bank and other deposit accounts and operations thereunder, (iii) borrowing money, obtaining credit, issuing notes and debentures and securing the obligations undertaken in connection therewith with mortgages on, pledges of and security interests in all or any portion of the real or personal property of the Company, (iv) making investments in or the acquisition of securities or assets of any Person, (v) the issuance by the Company of any additional Units or the addition of a new Member; (vi) giving guarantees and indemnities, (vii) entering into contracts or agreements, whether in the ordinary course of business or otherwise, (viii) forming subsidiaries or joint ventures, (ix) compromising, arbitrating, adjusting and litigating claims in favor of or against the Company, (x) hiring and termination of the independent public accountant for the Company, (xi) making all tax and accounting elections and determinations, (xii) hiring and termination of the senior management members of the Company, and (xiii) other matters as provided by resolution of the Board.

6.4. <u>Delegation of Authority</u>. The Board by vote or resolution shall have the power to appoint officers and agents to act for the Company with such titles, if any, as the Board deems appropriate and to delegate to such officers or agents such of the powers as are granted to the Board hereunder, including the power to execute documents on behalf of the Company, as the Board may in its sole discretion determine; *provided, however*, that no such delegation by the Board shall cause the persons constituting the Board to cease to be the "managers" of the Company within the meaning of the Act. The officers so appointed may include persons holding titles such as Chairman, Chief Executive Officer, Chief Operating Officer, President, Chief Financial Officer, Executive Vice President, Vice President, Treasurer, Controller, Secretary or Assistant Secretary. Unless the authority of the officer in question is limited in the document appointing such officer or is otherwise specified by the Board, any officer so appointed shall have the same authority to act for the Company as a corresponding officer of a California company would have to act for a California company in the absence of a specific delegation of authority; *provided, however*, that unless such power is specifically delegated to the officer in question by the Board either for a specific transaction or generally, no such officer shall have the power to lease or acquire real property, to borrow money, to issue notes, debentures, securities, equity or other interests of or in the Company, to make investments in (other than the investment of surplus cash in the ordinary course of business) or to acquire securities or assets of any Person, to give guarantees or indemnities, to merge, liquidate or dissolve the Company or to sell or lease all or any substantial portion of the assets of the Company. The initial officers of the Company, who may be removed by the Board with or without cause, are as follows:

CEO, President, Treasurer and Secretary – Royeric Pack

6.5.   Major Decisions. Notwithstanding anything to the contrary in this Agreement, authority to take the following actions (each, a "**Major Decision**") shall require the approval of the Board and Members a Majority of Members:

       6.5.1.   Any amendment to this Agreement or the Articles;

       6.5.2.   The merger or consolidation of the Company with another entity;

       6.5.3.   The sale of all or substantially all of the Company's assets; or

       6.5.4.   The dissolution, winding up or liquidation of or filing by the Company of a petition for bankruptcy, insolvency, reorganization or other similar matter under any federal or state law.

6.6.   Member Meetings. The Company may hold meetings of the Members from time to time at the Company's principal offices or such other place as the Board shall designate. Such meetings shall be noticed, held and conducted in accordance with the following provisions.

       6.6.1.   Notice. Written notice shall be provided by the Board to each Member of any meeting, which notice shall state the place, date, time, and purpose of such meeting at least ten (10), but not more than sixty (60), calendar days before the date on which such meeting is to be held. To the extent provided by law, notice may be provided by telegraph, facsimile or electronic mail. A written waiver of notice, signed by the Member entitled to notice, whether before or after the time of the meeting referred to in such waiver, shall be deemed equivalent to notice. Neither the business to be transacted at, nor the purpose of, any meeting need be specified in any written waiver of notice thereof. Attendance of a Member at a meeting shall constitute a waiver of notice of such meeting, except as provided by law. A meeting of the Members may also be called by Member(s) holding at least a thirty percent (30%) of the outstanding Units (in the aggregate) in the Company, subject to the same requirements and provisions for meetings called by the Board.

       6.6.2.   Quorum and Voting. Members holding a majority of the outstanding voting Units shall be required to attend in order to constitute a quorum. If the matter being voted upon involves a Major Decision, then a Majority of Members (and not just the holders of a majority of the voting units that constitute a quorum) must vote affirmatively. A quorum at a meeting of Members will not be needed to discuss information about the Company's business and prospects, but will be required for any decisions or action requiring the consent, approval or other action of Members. Except for P Units, which are non-voting, each Member shall be entitled to one vote for each Unit held in such Member's name, as reflected on **Schedule A**. Except as otherwise provided herein, including in the case of a Major Decision, any matter decided by the Members shall be so decided by the consent of Members holding a majority of the voting Units in attendance at a meeting where there is a quorum.

       6.6.3.   Meetings by Electronic Communications Equipment. Any Member may participate in a meeting by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

       6.6.4.   Action by Written Consent. Any action required or permitted to be taken at any meeting of Members may be taken without a meeting if a Majority of Members consent thereto in writing or by electronic transmission (including by electronic mail), and such writing or writings or electronic transmission or transmissions are filed with the records of the meetings of the Members. Such consent shall be treated for all purposes as the act of the Members.

7. ***Capital Contributions***. Concurrently with or prior to the execution of this Agreement, the Members have made an initial contribution to the capital of the Company in the amount specified in **Schedule A** hereto opposite each Member's name. Each Member's Capital Account shall be credited with an amount equal to the cash plus the fair market value of property contributed to the Company by such Member. Except to the extent required under the Act, the Members shall not be required to make any additional contributions to the capital of the Company. If additional capital is contributed to the Company, the capital accounts and allocation of profits and losses shall be adjusted to reflect the aggregate change in capital contributions. No interest shall accrue on any contribution and the Members shall expressly have no right to withdraw or be repaid or receive any return on any contribution, except in each case as expressly provided in this Agreement.

8. ***Capital Accounts***. An individual capital account (each, a "**Capital Account**") shall be maintained for each Member in accordance with the provisions of Income Tax Regulations, including any Temporary Regulations, promulgated under the Internal Revenue Code of 1986, as amended (the "**Code**"), as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations) (the "**Treasury Regulations**") section 1.704-1(b)(2)(iv). No Member shall be permitted to withdraw any portion of their capital contribution without the prior written consent of a majority of the Members, both holders of Preferred Units and Common Units, voting as a single class. No Member shall have any obligation to restore a deficit balance in its Capital Account.

9. ***Distributions***.

      9.1. The Board from time to time may determine the amount of cash and other property of the Company that is not reasonably necessary for the operation of the Company and is available for distribution to the Members ("**Distributable Cash**") and, except as otherwise provided in this Agreement or governing law and to the extent not otherwise prohibited pursuant to instruments or agreements of the Company relating to indebtedness for borrowed money, the Company shall make distributions of Distributable Cash Flow, as determined by the Board, to the Members in the following priority:

      9.1.1. first, notwithstanding the discretionary nature of the term Distributable Cash, the Board is required to and shall cause to be distributed to the Members, in proportion to their respective allocations of estimated taxable income of the Company for the taxable year in question, an amount necessary to provide liquidity for the payment of taxes arising from allocations of profits to Members to the extent of such tax payment obligation at the highest federal tax rate, and such tax distributions shall reduce dollar for dollar, distributions subsequently to be made to such Member under Section 9.2);

      9.1.2. second, to all of the Members pro rata in accordance with the Members' relative Unit holdings; provided, however, that P Members shall only receive distributions of Distributable Cash in an amount that is equal to the excess of the Distributable Cash available for distribution for a Common Unit over the Threshold Amount applicable to such P Units.

      9.2. Notwithstanding anything in Section 9.1.2 to the contrary, if the Company makes a distribution of Distributable Cash pursuant to Section 9.1.2, then any cash or property that is otherwise distributable with respect to P Units which are not vested P Units shall not be distributed. P Members will only receive the distributions described in Section 9.1.2 to the extent that their P Units are vested. For the avoidance of doubt, this Section 9.2 shall not apply to tax distributions under Section 9.1.1, which shall be made without regard to any vesting provisions applicable to P Units.

10.	***Allocations***.

10.1.	<u>Net Profits and Net Losses</u>. The terms "net profits" and "net losses" of the Company shall mean the net profits or net losses of the Company as determined in accordance with Treasury Regulations section 1.704-1(b)(2)(iv). After giving effect to the special allocations set forth in Section 10.2 hereof, net profits and net losses of the Company for any fiscal year shall be allocated among the Members in a manner such that the Capital Account of each Member is, as nearly as possible, equal (proportionately) to (i) the distributions that would be made pursuant to Section 11 if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their carrying value, all Company liabilities were satisfied (limited with respect to each non-recourse liability to the carrying value of the assets securing such liability) and the net assets of the Company were distributed to the Members pursuant to this Agreement, minus (ii) such Member's share of the chargeback of minimum gain and other special allocations, computed immediately prior to the hypothetical sale of assets. Notwithstanding the foregoing, the Board shall make such adjustments to Capital Accounts as it determines in its sole discretion to be appropriate to ensure allocations are made in accordance with a Member's interest in the Company.

10.2.	<u>Special Allocations</u>. The following special allocations shall be made:

10.2.1.	<u>Nonrecourse Debt Allocations</u>. Notwithstanding anything to the contrary contained above in this Section 10, the Company shall comply with Treasury Regulations section 1.704-2, as amended, with respect to the allocation of deductions and the chargeback of minimum gain on nonrecourse debts of the Company.

10.2.2.	<u>Qualified Income Offset</u>. Notwithstanding anything to the contrary contained herein, no Member shall be allocated net losses which would cause or increase a deficit balance in such Member's Capital Account in excess of any actual or deemed obligation of such Member to restore deficits (as defined in Treasury Regulations section 1.704-1(b)(2)(ii)(c)). If any Member shall receive with respect to the Company an adjustment, allocation or distribution in the nature described in Treasury Regulations section 1.704-1(b)(2)(ii)(d)(4)-(6) which causes or increases a deficit in such Member's Capital Account in excess of any actual or deemed obligation of such Member to restore deficits (as defined in Treasury Regulations section 1.704-1(b)(2)(ii)(c)), such Member shall be allocated items of income and gain in an amount and manner as will eliminate such deficit balance as quickly as possible; it being intended that this Section 10.2.2 shall constitute a "qualified income offset" within the meaning of Treasury Regulations section 1.704-1(b)(2)(ii)(d)(3). Any allocations made under this Section 10.2.2 shall be taken into account in making allocations under Section 10.1 above so that, to the extent possible, and to the extent permitted by the Treasury Regulations, the cumulative allocations of net profits and net losses under Section 10.1 and this Section 10.2.2 to each Member shall be equal to the net amount that would have been allocated to each Member if the allocations under this Section 10.2.2 had not been made.

10.3.	<u>Tax Allocations: Code Section 704(c)</u>.

10.3.1.	In accordance with Section 704(c) of the Code and the Treasury Regulations thereunder, income, gain, loss and deduction with respect to any property contributed to the capital of the Company, solely for tax purposes, shall be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial gross asset value.

10.3.2.	Any elections or other decisions relating to such allocations shall be made by the Board in any manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this Section 10.3 are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of net profits, net losses, other items or distributions pursuant to any provision of this Agreement.

11.   ***Winding Up and Distribution Upon Dissolution***.   The Company shall be dissolved and its affairs wound up on a date determined by both the Board and a Majority of the Members. Upon the winding up and termination of the Company in accordance with the Act, the assets of the Company shall be distributed in the following order: (i) first, to the payment of the debts and liabilities of the Company (including any loans or advances made by the Members to the Company) and the expenses of liquidation; (ii) second, to the creation of any reserves which the Board deems reasonably necessary for the payment of any contingent or unforeseen liabilities or obligations of the Company or the Members (to the extent the Company is liable therefor) arising out of or in connection with the business and operation of the Company; and (iii) thereafter, to the Members in accordance with the order of priority specified in Section. 9.1, determined after all allocations of net profits and net losses under Section 10 and all non-liquidating distributions to the Members have been reflected. The Members intend (i) that the allocation provisions contained in Section 10 and elsewhere in this Agreement be interpreted so that the final Capital Account balances of the Members equal the liquidating distributions made under this Section 11, and (ii) that the allocation provisions contained in Section 10 and elsewhere in this Agreement be applied and amended by the Board, if and to the extent necessary to produce such result even if any such application or amendment requires (A) first, special allocations of gross income and/or gross deductions for the current fiscal year (or, if necessary, any other period), and (B) second, if necessary, the amendment of prior tax returns for the Company.

12.   ***Prohibitions on Assignment of Interest; New Members***.

12.1.   General Restriction.   No Member shall make any transfer, gift, assignment, sale, pledge, encumbrance or other disposition (each a "**Disposition**") unless the Disposition is approved by the Board in its sole discretion and otherwise made in accordance with the provisions of this Section 12. The Board shall have the right, in its sole discretion, to waive any or all of the restrictions on Disposition set forth in this Section 12 in connection with any particular Disposition of Units. Any Disposition contrary to the provisions of this Section 12 shall be void. The Members agree that any proposed Disposition or offer of Disposition contrary to the provisions of this Section 12 would result in irreparable harm to the Company and the other Members, and that the Company and the other Members shall each accordingly be entitled to injunctive relief in any court or other forum of competent jurisdiction for the purpose of restraining or rescinding such Disposition or offer of Disposition. This remedy shall be in addition to and not exclusive of any other remedy available to the Company or the other Members at law or in equity or pursuant to any other provision of this Agreement.

12.2.   Dispositions to Permitted Transferees.   A Member shall be entitled to Dispose of all or any part of such Member's Units (whether now owned or hereafter acquired) to the following Persons (each, a "**Permitted Transferee**"), if the transferee agrees in writing to be bound by the provisions of this Agreement and the transfer to such Permitted Transferee will not adversely affect the tax consequences for any Member or for the Company, as determined in the reasonable judgment of the Board: (i) the spouse, immediate family members and lineal descendants of such Member and any spouse thereof, (ii) a trust for the benefit of any of the foregoing, (iii) a partnership or other entity all of the owners of which are included within the foregoing, (iv) in the case of a Member which is not an individual, to one or more of its subsidiaries in which it owns more than 50% of the outstanding voting equity interests, an affiliate, or to a Person succeeding it by merger, consolidation or the purchase of substantially all of its assets, or to a Person owning more than 50% of the outstanding voting equity interests in it, or (v) to any other existing Member. In the case of clause (iv) above, such transferred Units will be reacquired from such subsidiary by the parent before any Disposition is made by such parent of any shares of such subsidiary which would result in ownership by such parent of

50% or less of the outstanding voting equity interests of such subsidiary. Any such Permitted Transferee shall not become a Member unless all of the provisions of Section 12.8 have been satisfied.

12.3. <u>Right of First Refusal</u>. Except for Dispositions to Permitted Transferees described in Section 12.2, no Member may Dispose of all or any portion of his, her or its Units without first complying with the provisions of this Section 12.3 unless the Board waives compliance with this Section 12.3. Any attempted Disposition of a Member's Units, or any part thereof, not in compliance with this Section 12.3 is null and void *ab initio*.

12.3.1. If a Member (for purposes of this section, the "**Selling Member**") wishes to sell, transfer or assign his, her or its Units in the Company or any portion thereof through a voluntary sale, the Selling Member shall first notify the Company, in writing, of the identity of the proposed purchaser or purchasers, the number of Units to be sold (the "**Offered Units**"), and the proposed price and terms of sale. Once such notice is given, it is irrevocable. The Company shall thereupon have a right of first refusal to purchase the Offered Units at the price and on the terms proposed to, or offered by the proposed purchaser or purchasers. No Member shall encumber his, her or its Units without the prior written consent of the Board which may be conditioned as the Board determines in its sole discretion.

12.3.2. The Company shall give written notice to the Selling Member of its intention to exercise its right of first refusal within thirty (30) days following receipt of the notice from the Selling Member. The Company's notice of intention shall specify the amount of the Offered Units it intends to purchase. If the Company does not exercise its right to purchase, or if it exercises its right to purchase with respect to less than all of the Offered Units, the Company shall notify the Selling Member and the other Member(s) in writing, within such thirty (30) days, providing such other Member(s) with a copy of the Selling Member's original notification and a copy of the Company's notice of intention with respect to its right of first refusal. The other Member(s) shall have the right to purchase any of the Offered Units not purchased by the Company at the same price and terms as were available to the Company. In order to exercise such purchase rights, the other Member(s) (for purposes of this section, the "**Purchasing Member(s)**") shall, within thirty (30) days after receiving notice from the Company that it intends to purchase none or less than all of the Offered Units, deliver to the Company and the Selling Member a written notice of intention to exercise the right to purchase so many of the Offered Units as such Member may desire to purchase. If the total number of the Offered Units that the Purchasing Member(s) desire to purchase exceeds the amount of the Offered Units, each such Purchasing Member(s) shall have priority, up to the amount of the Offered Units set forth in his written election, to that fraction of the Offered Units in which the numerator is the interest in the Company owned by the Purchasing Member(s) giving notice of intention to purchase and the denominator is the amount of the interests in the Company owned by all Purchasing Members giving notice of intention to purchase (the "**pro rata share**"). Should any of the Purchasing Member(s) desire to purchase Offered Units in excess of such Purchasing Member's pro rata share, and should any such Offered Units remain after allocation to each Purchasing Member of the lesser of (i) the percentage of the Offered Units that such Purchasing Member has elected to purchase, or (ii) such Member's pro rata share of the available Offered Units, then, unless the Purchasing Member(s) desiring such remaining Offered Units shall agree upon some other basis for allocation, any such remaining Offered Units shall be allocated to the remaining Purchasing Member(s) desiring to purchase the remaining Offered Units, pro rata based on that fraction of the remaining Offered Units in which the numerator is the interest in the Company owned by the remaining Purchasing Member giving notice of intention to purchase and the denominator is the number of Units owned by all remaining Purchasing Member(s) giving notice of intention to purchase the remaining Offered Units, until all of the Offered Units have been purchased or all of the remaining Purchasing Member(s) have purchased all of the remaining Offered Units which they elected to purchase. The Selling Member and all Purchasing Member(s) shall execute such documents and instruments as may be necessary or appropriate to effect the sale of the Offered Units pursuant to the terms of this Section 12.3.

12.3.3.   If the Company and/or the other Member(s) do not give written notice of an intention to exercise the right to purchase, within the time period provided herein, with respect to all of the Offered Units, the Company and/or the other Member(s) shall not be entitled to purchase any of the Offered Units and the Selling Member shall then be free for a period of ninety (90) days thereafter to sell the all of the Offered Units, to the same purchaser or purchasers, at the same price and on the same terms as set forth in the Selling Member's notice of intended sale. If such sale is not consummated within such ninety (90) days, the Offered Units may not be sold by the Selling Member without again complying with the provisions of this Section 12.3.

12.3.4.   After giving any written notice, the Selling Member shall have no right to participate, as a Member or member of the Board, in the Company's decision on whether or not to purchase the Offered Units. In the event of such required participation, the Selling Member agrees to cooperate with the Board and the other Member(s) in every reasonable way to effectuate the purposes of this Agreement. Except as provided herein, the Selling Member shall be bound by the restrictions and limitations imposed by this Agreement after any notice of Offered Units is given and whether or not any such sale actually occurs.

12.3.5.   Notwithstanding any other provision contained in this Agreement, any transferee, other than to an existing Member or Permitted Transferee, of a Member's Units, or any portion thereof without first obtaining the consent of the Board and otherwise complying with Section 12.8, is an assignee, but not a substitute Member. An assignee shall have no right to participate in the management of the business and affairs of the Company, or to become a Member, or obtain any of the voting and other rights of Members described herein. The assignee is only entitled to receive the share of profits or other compensation by way of income, and the return of contributions to which the transferor Member would otherwise be entitled. An assignee, however, shall be subject to all of the terms, conditions, restrictions and obligations of this Agreement. Any such transferee shall execute and deliver to the Company a written assumption agreement in form satisfactory to the Company, which assumption agreement shall contain an agreement by the transferee to be bound by all the terms and conditions and to assume all obligations of the transferring Member under this Agreement.

12.4.   Co-Sale Rights. If any Member, acting alone or in concert with other Members or other holders of Units (collectively, the "**Co-Sale Sellers**"), shall propose to Dispose of Units to a purchaser or related group of purchasers (excluding Dispositions to Permitted Transferees) in a single transaction or related series of transactions, then each Member who is not a Co-Sale Seller shall have the right to require, as a condition to said Disposition, that the purchaser or purchasers purchase, on the same terms and conditions and at the same price per Unit as offered to the Co-Sale Sellers, that number of Units equal to the product obtained by multiplying (x) the aggregate number of Units proposed to be sold by the Co-Sale Seller(s) by (y) a fraction, the numerator of which is the number of Units at the time owned by each Member exercising rights under this Section 12.4, and the denominator of which is the aggregate number of Units at the time owned by the Co-Sale Sellers and the Members exercising rights under this Section 12.4, and the number of Units to be sold by the Co-Sale Sellers shall be reduced accordingly.

12.5.   Drag-Along Rights. If at any time the Members, acting alone or in concert with other Members (collectively, "**Drag-Along Sellers**") shall propose to sell, transfer or assign Units to a purchaser or related group of purchasers (excluding Permitted Transferees), in a single transaction or related series of transactions, constituting fifty percent (50%) or more of the then outstanding Units, the Drag-Along Sellers shall have the right to require that all other Members or other holders of Units sell, on the same terms and conditions and at the same price per Unit as offered to the Drag-Along Sellers, that percentage of the Units of each such Member or other holder of Units as equals the percentage of all Units owned by the Drag-Along Sellers which are included in such transaction.

12.6. <u>Sale Transaction</u>. The Members agree that if at any time a Majority of Members notify the Members in writing (a "**Sale Transaction Notice**") of the desire to consummate a Sale Transaction with respect to the Company, specifying the price at which it would be willing to consummate such a Sale Transaction, then each Member shall use its respective reasonable best efforts to take all such actions as may be necessary to effect such a Sale Transaction, with respect to the Company and its subsidiaries, if any. With respect to a Sale Transaction, the Members shall use such reasonable best efforts to effect such Sale Transaction, including voting their Units in favor of such Sale Transaction, tendering their Units, if applicable, to the purchaser thereof upon payment therefor and consenting to the retention by the Company of an investment banker reasonably satisfactory to the Board to market the Company. In any such Sale Transaction, the consideration paid per Unit shall be the same for each Unit or, if there exists more than one class of Units, then the consideration paid per Unit shall be the same for each Unit of the same class. As soon as practicable following the completion of any such Sale Transaction, the Company shall distribute to the Members the net proceeds of such Sale Transaction, after the satisfaction of all obligations of the Company and its subsidiaries, including indebtedness for borrowed money and the costs and expenses incurred in connection with such Sale Transaction. If a Member should fail to deliver any requisite documentation or take any requisite action in order to effectuate the Sale Transaction, said Member hereby grants to the Company, and any representative designated by the Board without further action, a limited irrevocable power of attorney to effect such Sale Transaction on behalf of such Member, which power of attorney shall be deemed to be coupled with an interest. For purposes of this Section 12.6, "**Sale Transaction**" means a transaction including the sale of all or substantially all of the entire business of the Company, including all of its subsidiaries, if any, whether by sale of the Units of the Company, sale of the equity interests in any subsidiaries, sale or lease of assets of the Company and/or its subsidiaries, merger or other business combination, or any combination of the foregoing and includes, without limitation, any transaction for which Section 12.5 applies.

12.7. <u>Duration of Sections 12.3 Through 12.6</u>. The provisions of Sections 12.3 through 12.4 of this Agreement shall be in effect only until the date, if any, on which the sale of Units pursuant to the first registration statement filed by the Company (or any affiliate or successor thereof formed for the purpose of effecting such registration) with the Securities and Exchange Commission for purposes of registering for sale any Units (or interests in such a successor or affiliate) in a public offering under the Securities Act of 1933, as amended, including a public offering under Regulation A of the Securities Act of 1933, as amended, is consummated, or such other date as the Board and a Majority of Members may determine.

12.8. <u>Additional or Substituted Member</u>.

12.8.1. A Person will be admitted to the Company as an additional or substituted Member if, and only if, the following conditions are satisfied:

(A) The admission of such Person (i) shall have been consented to by the Board, or (ii) the Person shall have received its interest in compliance with this Section 12 and provided all relevant evidence of such fact, and such other information reasonably required by the Board, to the Board;

(B) The Person shall have accepted and agreed to be bound by all the terms and provisions of this Agreement by executing a counterpart hereof and such other documents or instruments as may be required or appropriate in order to effect the admission of such Person as a Member;

(C) The assignor and assignee shall pay all costs and fees incurred by the Company to effect the transfer and addition or substitution; and

(D) Such admission will not cause a violation of Section 12 of this Agreement.

12.8.2. Unless named in this Agreement, or unless admitted to the Company pursuant to Section 12.8.1, no Person shall be considered a Member. If an assignee or transferee of a Member does not become a Member pursuant to Section 12.8.1, the assignee shall not have any rights to require any information on account of the Company's business, to inspect the Company's books, or to vote on or otherwise take part in the affairs of the Company. An Assignee who is not a Member shall not have the right to vote at any meeting of Members.

12.8.3. Each time a Person is added as a Member of the Company pursuant to this Section 12.8, the Board shall cause **Schedule A** to be amended to reflect such new Member and such new Member's address and the number of Units held by such new Member. Upon any such amendment, the Board shall distribute a copy of the amended **Schedule A** to all of the Members.

12.9. Additional Restrictions on Transfers. No transfer or assignment of Units shall be made if such disposition would (i) cause the Company to be treated as an association taxable as a corporation (rather than a partnership) for federal income tax purposes; (ii) violate the provisions of any federal or state securities laws; or (iii) violate the terms of (or result in a default or acceleration under) any law, rule, regulation, agreement or commitment binding on the Company or any entity in which the Company owns an interest.

13. *Limitation on Liability*. Except as otherwise provided in the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company. None of the Members, the Managers or any officers, employees, members or agents of a Member or the Company shall be obligated personally for any debt, obligation or liability of the Company solely by reason of the fact that he, she or it (i) is or was such Member, Manager, or an officer, employee, member or agent of a Member or the Company, or (ii) is or was serving at the request of the Company as a director, officer, partner, venturer, trustee, employee, member, agent or similar functionary of another foreign or domestic limited liability company, corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise. The failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business or affairs under the Act or this Agreement shall not be grounds for imposing personal liability on any Member, Manager or any officers, employees, members, or agents of any Member or the Company, for any liabilities of the Company.

14. *Indemnification*. The Company shall indemnify and hold harmless the Managers and any officers, employees, members, or agents of the Company (individually, in each case, an "**Indemnitee**"), to the fullest extent permitted by law from and against any and all losses, claims, demands, costs, damages, liabilities (joint or several), expenses of any nature (including attorneys' fees and disbursements), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether threatened, pending or completed and whether civil, criminal, administrative, arbitrative or investigative, including without limitation, any appeal to any such claim, demand, action, suit or proceeding and any inquiry or investigation that could lead to such claim, demand, action, suit or proceeding, arising out of or incidental to the business or activities of or relating to the Company and in which any such Indemnitee may be, or may have been, involved, or threatened to be involved, as a party or otherwise, by reason of the fact that he, she or it (i) is or was a Manager, or an officer, employee, member, or agent of the Company, or (ii) is or was serving at the request of the Company as a director, officer, partner, venturer, trustee, employee, member, agent or similar functionary of another foreign or domestic limited liability company, corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise, to the fullest extent permitted under the Act, as the same exists or may hereafter be amended, regardless of whether the Indemnitee continues to be a Manager, or an officer, employee, member, or agent of the Company, at

the time any such liability or expense is paid or incurred; *provided, however,* that this provision shall not eliminate or limit the liability of an Indemnitee (i) for any breach of the Indemnitee's duty of loyalty to the Company or its Members or (ii) for acts or omissions which involve intentional misconduct, gross negligence or a knowing violation of law. Any right of an Indemnitee under this Section 14 shall be a contract right and as such shall run to the benefit of such Indemnitee. Any repeal or amendment to this Section 14 shall be prospective only and shall not limit the rights of any such Indemnitee, or the obligations of the Company, with respect to any claim arising from or related to the status or the services of such Indemnitee in any of the foregoing capacities prior to any such repeal or amendment to this Section 14. Such right shall include the right to be paid by the Company expenses incurred in investigating or defending any such proceeding in advance of its final disposition to the maximum extent permitted under the Act, as the same exists or may hereafter be amended. If a claim for indemnification or advancement of expenses hereunder is not paid in full by the Company within sixty (60) days after a written claim has been received by the Company, the claimant may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim, and if successful in whole or in part, the claimant shall also be entitled to be paid the expenses of prosecuting such claim. It shall be a defense to any such action that such indemnification or advancement of costs of defense are not permitted under the Act, but the burden of proving such defense shall be on the Company. Neither the failure of the Company to have made its determination prior to the commencement of such action that indemnification of, or advancement of costs of defense to, the Indemnitee is permissible in the circumstances nor an actual determination by the Company that such indemnification or advancement is not permissible shall be a defense to the action or create a presumption that such indemnification or advancement is not permissible. In the event of the death of any Indemnitee, such right shall inure to the benefit of his or her heirs, executors, administrators and personal representatives. The rights conferred above shall not be exclusive of any other right which any Indemnitee may have or hereafter acquire under any statute, resolution, agreement or otherwise. If authorized by the Board, the Company may purchase and maintain insurance on behalf of any Indemnitee to the full extent permitted by the Act.

15. ***Tax Returns; Fiscal Year.***

15.1. <u>Tax Returns</u>. The Board, at the expense of the Company, shall cause to be prepared and delivered to the Members, in a timely fashion after the end of each fiscal year, copies of all federal and state income tax returns for the Company for such fiscal year, one copy of which shall be timely filed with the appropriate tax authorities.

15.2. <u>Fiscal Year</u>. The fiscal year of the Company for financial, accounting, and federal, state and local income tax purposes shall initially be the calendar year.

15.3. <u>Partnership Representative</u>. The Members shall take all reasonable actions to avoid the application to the Company of the centralized partnership audit provisions of sections 6221 through 6241 of the Code, as amended by the Bipartisan Budget Act of 2015. If, however, such provisions are found to apply to the Company, a member of the Board or another appointed individual shall act as the partnership representative for the purposes of Code section 6221 through 6241 (the "**Partnership Representative**"). In the event the member of the Board is no longer a Member in the Company, and no other individual has been appointed as the Partnership Representative, the Partnership Representative shall be appointed by a Majority of Members. The Partnership Representative shall be authorized and required to represent the Company with all examinations of the Company's affairs by tax authorities, including resulting administrative and judicial proceedings. The Partnership Representative shall have the sole authority to (1) sign consents, enter into settlement and other agreements with such authorities with respect to any such examinations or proceedings and (ii) to expend the Company's funds for professional services incurred in connection therewith. In the event of an adjustment resulting in an underpayment of tax, the Partnership Representative shall duly and timely elect under section 6226 of the IRS Code that each Person who was a Member during the taxable year that was audited personally bear any tax, interest, addition to tax, and penalty resulting from such adjustments and, if for any reason, the Company is liable for a tax, interest, addition to tax, or penalty as a result of such an audit, each person who was a member during the taxable year that was audited shall pay to the Company an amount equal to such Person's proportionate share of such liability, as determined by the Board, based on the amount each such person should have borne (computed at the rate used to compute the Company's liability) had the Company's tax return for such taxable year reflected the audit adjustment. The expenses for the Company's payment of such tax, interest, addition to tax, or penalty shall be specially allocated to such persons in such proportions. The Partnership Representative shall have the final decision-making authority with respect to all federal income tax matters involving the Company. The Members agree to cooperate with the Partnership Representative and to do or refrain from doing any or all things reasonably required by the Partnership Representative to conduct such proceedings. Any reasonable direct out-of-pocket expense incurred by the Partnership Representative in carrying out its obligations hereunder shall be allocated to and charged to the Company as an expense of the Company for which the Partnership Representative shall be reimbursed.

16. *Confidentiality*.

16.1. <u>Confidentiality Obligations</u>. Subject to the other terms of this Section 16, each party shall hold in strict confidence and shall not directly or indirectly disclose (whether orally or in writing) to any other Person any Confidential Information or use any Confidential Information for any purpose other than in furtherance of the Company's objectives. "**Confidential Information**" means any confidential or proprietary information of a party, including any information, disclosure, intellectual property, technical data, trade secret, or know-how (and any document, diagram, or other tangible embodiments thereof, whether or not marked "confidential" or "proprietary," whether of a technical nature or otherwise, whether conveyed orally, in writing, in electronic format, or by electronic or other means, and whether conveyed to or acquired by a party or to an affiliate thereof); except that Confidential Information does not include any information that has become (i) publicly known or made generally available, in each case through no wrongful act of any receiving party, including any act in violation of this Agreement, (ii) became known to a receiving party from a third party that does not have a duty of confidentiality with respect to such information, or (iii) is independently developed by the receiving party without access to the disclosing party's information. For purposes of this Section 16, the term "party" shall include the Company.

16.2. <u>Certain Limitations on Confidentiality Obligations</u>.

16.2.1. <u>Disclosure Required by Law</u>. Each party is permitted to disclose Confidential Information to the extent required by law, but only if such party promptly notifies the Company and the Board of the specifics of such requirement prior to the actual disclosure, uses commercially reasonable efforts to limit such disclosure and to obtain confidential treatment or a protective order for such information, and allows the Company and the Board to participate in such process undertaken to protect such information. Each party shall reasonably cooperate with each other party in connection with such process to protect such information. In the absence of a protective order or other appropriate remedy, each party is permitted to disclose only that portion of such Confidential Information that is legally required (as determined by such party's outside legal counsel) to be disclosed.

16.2.2. <u>Disclosure to Affiliates and Representatives</u>. Each party is permitted to disclose Confidential Information to such party's affiliates, and to their respective representatives, but only if such Person to which such party is disclosing Confidential Information is bound by confidentiality and non-use obligations (whether pursuant to a contract or a fiduciary or other similar duty) with respect to such Confidential Information that is substantially similar to those set forth in this section. Each party shall be responsible for any breach of this section by such party's affiliates and respective representatives.

17. *Conversion to a Corporation; Election to be Taxed as a Corporation.*

17.1. In the event the Board shall determine that it is desirable or helpful for the business of the Company to be conducted as a corporation rather than as a limited liability company to facilitate a public offering or private placement of securities of the Company or for other reasons as determined by the Board to be in the best interests of the Company, the Board, in its sole discretion, shall have the power to incorporate the Company, whether through a conversion, merger, reorganization or other transaction (a "**Corporate Conversion**" and such new corporation, the "**Issuer Corporation**"). In connection with any such Corporate Conversion, the Members shall receive, in exchange for their Units, shares of capital stock of such Issuer Corporation having the same relative economic interest (as determined by the Board in its sole discretion) as such Members have in the Company immediately prior to the Corporate Conversion, subject to such modifications as the Board deems necessary or appropriate to ensure an equitable distribution to all equity holders in the Company, including, without limitation, those holders of options and/or profits interests, or to take into account the change in form from a limited liability company to a corporation. In consummating a Corporate Conversion, the Board shall have the power to prepare, as appropriate, the certificate of incorporation, by-laws, stockholders agreement, voting agreement, investor rights agreement and/or any other governing documents or equity holder agreements as the Board, in its sole discretion, deems to be necessary or appropriate in consummating the Corporate Conversion (collectively, the "**Corporate Governing Documents**").

17.2. In the event of a Corporate Conversion, each Member agrees (i) to, if necessary, vote their Units at any regular or special meeting of the Members (or consent pursuant to a written consent in lieu of such meeting) in favor of such Corporate Conversion, and to raise no objections against the Corporate Conversion or the process pursuant to which the Corporate Conversion was arranged, (ii) to waive any and all dissenters', appraisal or similar rights with respect to such Corporate Conversion, (iii) to execute and deliver to the Company any counterpart signature pages to the Corporate Governing Documents as are necessary to be executed by the Members in order to consummate the Corporate Conversion; (iv) deliver and surrender to the Company any certificates issued to such Member representing such Member's Units; and (v) to otherwise take all actions in connection with the consummation of the Corporate Conversion as are deemed necessary or appropriate by the Board in connection with such Corporate Conversion. As soon as practical after taking the necessary actions to consummate the Corporate Conversion, the Board shall provide to each Member share certificates representing the class and/or series of capital stock into which their Units were converted. The Board may make such provision as shall be reasonably necessary to ensure compliance with the Securities Act and other securities laws in connection with any Corporate Conversion and subsequent issuances of stock.

17.3. As security for the performance of each Member's obligations pursuant to this Section 17, each Member hereby grants to the Board, with full power of substitution and resubstitution, an irrevocable proxy to vote, if necessary, all Units, at all meetings of the Members held or taken after the date hereof with respect to a Corporate Conversion or Corporate Governing Documents, or to execute any written consent in lieu thereof, and hereby irrevocably appoints the Board, with full power of substitution and resubstitution, as the Member's attorney-in-fact with authority to sign any documents, including the Corporate Governing Documents, with respect to any such vote or any actions by written consent of the Members taken after the date hereof or to effectuate the Corporate Governing Documents. This proxy shall be deemed to be coupled with an interest and shall be irrevocable. This proxy shall terminate immediately prior to the consummation of a public offering pursuant to a registration statement (or offering statement filed pursuant to Regulation A) filed with the Securities and Exchange Commission (unless the Corporation Conversion is in connection with an initial public offering in which case the proxy shall not terminate until immediately after the consummation of such initial public offering).

17.4. The Board, at any time, without the need to obtain the consent of the Members, may make an election on behalf of the Company with the Internal Revenue Service such that the Company will be taxed as a corporation instead of a partnership.

18. **_Governing Law_**. This Agreement shall be governed by and construed in accordance with the laws of the State of California (but not including the choice of law rules thereof), including without limitation the Act .

19. **_Amendments_**. This Agreement may be amended by the Members at any time and from time to time by written amendment executed by a Majority of Members.

20. **_Entire Agreement_**. This Agreement and the documents referenced herein contain the entire understanding of the members with respect to the subject matter covered herein and supersede all prior agreements, negotiations and understandings, written or oral, with respect to such subject matter, including, without limitation, the Original Agreement.

[remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Members have executed this Agreement as of the date first set forth above.

COMPANY:

DO ONLY GOOD CERTIFIED PET NUTRITION, LLC

Royeric Pack
Royeric Pack
CEO

MEMBERS:

Royeric Pack Trust dated November 2, 2012	**The Treehouse Group, LLC,** **a California limited liability company**
Royeric Pack	
By: Royeric Pack	By: Robert Aniello
Its: Trustee	Its: Manager
	Vial One, LLC **a Florida limited liability company**
The Kazmark Family Trust dated July 7, 1993	
Jeff Kazmark	
By: Jeff Kazmark	By: Stan Watson
Its: Trustee	Its: Manager
Chuck Chugumlung	
Chuck Chugumlung	

IN WITNESS WHEREOF, the Members have executed this Agreement as of the date first set forth above.

COMPANY:

DO ONLY GOOD CERTIFIED PET NUTRITION, LLC

Royeric Pack

Royeric Pack
CEO

MEMBERS:

Royeric Pack Trust dated November 2, 2012

Royeric Pack

By: Royeric Pack
Its: Trustee

The Treehouse Group, LLC,
a California limited liability company

By: Robert Aniello
Its: Manager

The Kazmark Family Trust dated July 7, 1993

Jeff Kazmark

By: Jeff Kazmark
Its: Trustee

Vial One, LLC
a Florida limited liability company

By: Stan Watson
Its: Manager

Chuck Chugumlung

RA 18

IN WITNESS WHEREOF, the Members have executed this Agreement as of the date first set forth above.

COMPANY:

DO ONLY GOOD CERTIFIED PET NUTRITION, LLC

Royeric Pack

Royeric Pack
CEO

MEMBERS:

Royeric Pack Trust dated November 2, 2012

Royeric Pack
_____

By: Royeric Pack
Its: Trustee

The Kazmark Family Trust dated July 7, 1993

Jeff Kazmark
_____

By: Jeff Kazmark
Its: Trustee

Chuck Chugumlung
_____

Chuck Chugumlung

The Treehouse Group, LLC,
a California limited liability company

_____

By: Robert Aniello
Its: Manager

Vial One, LLC
a Florida limited liability company

_____

By: Stan Watson
Its: Manager

SCHEDULE A
TO
LIMITED LIABILITY COMPANY OPERATING AGREEMENT
OF
DO ONLY GOOD CERTIFIED PET NUTRITION, LLC

Name	Units Pre-Split	Common Units Post-Split	P Units Post-Split	Aggregate Capital Contribution Amount
Royeric Pack, as Trustee of the Royeric Pack Trust dated November 2, 2012	1,160	1,160,000	0	$102,500
The Treehouse Group, LLC	220	220,000	0	$102,500
Jeffrey Kazmark, as trustee of the Kazmark Family Trust dated July 7, 1993	70	70,000	0	$35,000
Vital One LLC	300	300,000	0	$150,000
Chuck Chugumlung	50	0	50,000	$0
Totals	**1,800**	**1,750,000**	**50,000**	**$390,000.00**

DO ONLY GOOD CERTIFIED PET NUTRITION, LLC

CERTIFICATE OF DESIGNATION

OF

PREFERENCES, RIGHTS AND LIMITATIONS
OF
SERIES A PREFERRED UNITS

DO ONLY GOOD CERTIFIED PET NUTRITION, LLC a limited liability company organized and existing under the California Revised Uniform Limited Liability Company Act (the "**Act**"), in accordance with Section 5.2 of its Amended and Restated Limited Liability Company Operating Agreement (the "**Operating Agreement**"), does hereby certify that:

1.   The name of the company is Do Only Good Certified Pet Nutrition, LLC (the "**Company**").

2.   The original Articles of Organization were filed with the Secretary of State of the State of California on July 8, 2016.

3.   The original operating agreement of the Company (the "**Original Operating Agreement**") was entered into on December 4, 2019 and such Original Operating Agreement was amended and restated in its entirety and replaced by the Operating Agreement on June 5th, 2020.

4.   Section 5.1 of the Operating Agreement authorizes the issuance of up to ten million (10,000,000) units of preferred membership interest ("**Preferred Units**") in the Company.

5.   Pursuant to the authority conferred upon the Board of Managers (the "**Board**") by the Operating Agreement, said Board adopted this certificate of designation (the "**Certificate of Designation**") of the rights, preferences, privileges and restrictions of, and the number of Preferred Units comprising, the Company's Series A Preferred Units.

6.   Under the Operating Agreement, the Board is authorized, by the adoption of resolutions and without the approval of the members of the Company, to amend the Operating Agreement to permit the issuance of the Series A Preferred Units, to establish the number of Series A Preferred Units and to fix the designation, relative rights, preferences, privileges and limitations of the Series A Preferred Units.

7.   The Board believes it to be in the best interest of the Company to set forth the relative rights, preferences, privileges and limitations of the Series A Preferred Units as set forth below.

RESOLVED, that, pursuant to authority given by Section 5.2 of the Operating Agreement, a new series of Preferred Units in the Company, having the rights, preferences, privileges and restrictions, and the number of Preferred Units constituting such series and the designation of such Series are, and it hereby is, authorized by the Board as follows:

1.   **Number of Preferred Units and Designation**. This series of Preferred Units shall be designated as Series A Preferred Units (the "**Series A Preferred Units**"). The number of Preferred Units that shall constitute such series shall be 2,000,000, subject to being increased or decreased in the manner permitted by the Operating Agreement.

2. **Series A Preferred Value**. Each Series A Preferred Unit has a value of $1.11 (the "**Series A Stated Value**").

3. **Preferential Distributions**. Section 9.1 of the Operating Agreement is hereby amended to provide that following tax distributions contemplated by Section 9.1.1, but prior to any pro rata distributions to all of the Members contemplated by Section 9.1.2, the Company shall make distributions of Distributable Cash: FIRST, to the holders of the Series A Preferred Units (each a "**Series A Member**" and, collectively, the "**Series A Members**"), pro rata in accordance with the number of Series A Preferred Units held, in an amount per annum that shall not be compounded and that is equal to five percent (5%) of the unpaid portion of the Series A Stated Value per Unit (with pro rata payments being required for partial years) until the Series A Members have received an amount equal to the Series A Stated Value per Unit, SECOND to the Series A Members, pro rata in accordance with the number of Series A Preferred Units held, up to an amount equal to the Series A Stated Value per Unit, and THIRD, to the Common Members, pro rata in accordance with the number of Common Units held, up to an amount equal to the total Capital Contribution made by such Common Members. After the Company has made full distributions to the Series A Members and the Common Members in accordance with this Section 3, it shall make distributions of Distributable Cash to all Members, including the Series A Members, in accordance with Section 9.1.2.

4. **Allocations to Series A Preferred Units**. "Net profits" and "net losses" of the Company shall be allocated among all the Members in accordance with Section 10 of the Operating Agreement.

5. **Conversion**. From and after the date that each Series A Member has received the full amount of the distributions described in clause "FIRST" and "SECOND" of Section 3 above, the Company shall have the unilateral right to cause the conversion of the Series A Preferred Units into Common Units by delivering Series A Members at least ten (10) days' advance written notice of such conversion and the Series A Members as holders of Series A Preferred Units shall no longer have any of the rights of a holder of Series A Preferred Units under the Operating Agreement and instead shall become holders of Common Units. For the avoidance of doubt, upon such conversion, the Series A Members shall hold Common Units and any provisions of the Operating Agreement or this Certificate of Designation that give special rights to the Series A Members as holders of Series A Preferred Units shall no longer apply.

6. **Other Series; No Material Adverse Changes**. The Board, without the need to obtain the consent of the Series A members, shall have the right to create other series of units that are senior to, or on parity with, the Series A Preferred Units as to distributions of Distributable Cash by adopting a separate Series Designation that further amends the Operating Agreement and Section 3 above to provide that such other series of Units is senior to, or on parity with, the Series A Units with respect to distributions of Distributable Cash. Except as stated in the immediately preceding sentence, the consent of a majority of the Series A Members voting as a separate class (including voting through a proxy) shall be required to affect any amendment to this Certificate of Designation or to the Operating Agreement that materially adversely affects the Series A Members rights.

7. **No Redemption Rights**. The Series A Preferred Units are not redeemable.

8. **Winding Up and Distribution upon Liquidation**. Section 11(iii) of the Operating Agreement is hereby amended to provide that following the asset distributions specified in Sections 11(i) and 11(ii) of the Operating Agreement, the assets of the Company shall be distributed to the Members in the order contemplated in Section 9 of the Operating Agreement as amended by Section 3 of this Certificate of Designation.

9. **Certain Definitions**. Capitalized terms used, but not otherwise defined, herein have the meanings ascribed to them in the Operating Agreement.

10.   **No Amendment**. Except as set forth in Section 6, neither the Operating Agreement nor this Certificate of Designation may not be amended in a manner that materially adversely affect the rights of the Series A Members without the prior written consent of Series A Members holding a majority of the outstanding Series A Units.

11.   **Amendment to Operating Agreement; Conflicts**. This Certificate of Designation shall constitute an amendment of the Operating Agreement. In the event of any conflict between the provisions of this Certificate of Designation and the Operating Agreement, the provisions of this Certificate of Designation shall control. All other terms and conditions of the Operating Agreement shall remain in full force and effect, applying to the Series A Preferred Units as well as the Common Units and the P Units established under the Operating Agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Board has caused this Certificate of Designation of Preferences, Rights, and Limitations to be duly executed and acknowledged by a majority of the members of the Board and the Company.

DO ONLY GOOD CERTIFIED PET NUTRITION, LLC

Founder Signature

Date:_[EFFECTIVE DATE]_____   By:_____

Royeric Pack, Chief Executive Officer

Founder Signature

Date:_[EFFECTIVE DATE]_____   _____

Royeric Pack, Sole Member of the Board